

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Hyun Park
Senior Vice President and Chief Legal Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

>   **Re: FirstEnergy Corp.**
>   **Form 10-K for the Fiscal Year ended December 31, 2020**
>   **Filed February 18, 2021**
>   **File No. 333-21011**

Dear Mr. Park:

We have reviewed your March 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Financial Statements
Note 15. Commitments, Guarantees, and Contingencies, page 121

1. We note your response to prior comment one explaining that you do not have any environmental obligation or loss contingency as of December 31, 2020, with respect to the Three Mile Island Nuclear Generating Station Unit 2 ("TMI-2"). You state "*The terms of the PSA and the ancillary agreements also include Buyer's assumption of liability for all responsibility for the TMI-2 site, including full decommissioning and ongoing management of core debris material not previously transferred to the DOE....*"

   However, in describing the transaction on pages 66 and 126, you indicate only that the transfer included "related liabilities" and we see that you have risk factor disclosures on page 15 stating "*We Are or May Be Subject to Environmental Liabilities, Including Costs of Remediation of Environmental Contamination at Current or Formerly Owned Facilities, Which Could Have a Material Adverse effect on Our Results of Operations and Financial Condition,*" and "*We cannot predict the amount and timing of all future expenditures (including the potential or magnitude of fines or penalties) related to such environmental matters, although we expect that they could be material.*"

We understand from your response that no actual liabilities currently fall within the category of "Excluded Liabilities" under the PSA and that you have assessed your exposure to loss contingencies associated with TMI-2 subsequent to the transfer as remote. Therefore, we believe that you should revise your description of the transaction in subsequent periodic reports to include the clarifying language referenced above from your response, and modify the risk factor disclosure to clarify that the exposure being described is unrelated to TMI-2, as you have indicated in your response.

 You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella, Staff Accountant, at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation